UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2023

Commission file number: 001-41760

ParaZero Technologies Ltd.

(Translation of registrant’s name into English)

30 Dov Hoz

Kiryat Ono, 5555626, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CONTENTS

On October 26, 2023, ParaZero Technologies Ltd. (the “Company”) entered into a private placement transaction (the “Private Placement”), pursuant to a Securities Purchase Agreement (the “Agreement”) and a Registration Rights Agreement (the “Registration Rights Agreement”) with certain institutional investors (the “Purchasers”) for aggregate gross proceeds of $5.1 million, before deducting fees to the placement agent and other expenses payable by the Company in connection with the Private Placement. The Company intends to use the net proceeds from the Private Placement for general corporate purposes and for working capital purposes, as well as for potential acquisitions. Aegis Capital Corp. (“Aegis”), acted as the exclusive placement agent for the Private Placement, which is expected to close on October 30, 2023, subject to satisfaction of customary closing conditions.

As part of the Private Placement, the Company will issue an aggregate of 4,636,364 units and pre-funded units (collectively, the “Units”) at a purchase price of $1.10 per unit and $1.095 per pre-funded unit, respectively. Each Unit will consist of (i) one ordinary share, par value NIS 0.02 per share (the “Ordinary Shares”) (or pre-funded warrant to purchase one Ordinary Share (the “Pre-Funded Warrant”)), (ii) a Series A warrant to purchase one Ordinary Share (the “Series A Warrant”) and (iii) a Series B warrant to purchase additional Ordinary Shares (the “Series B Warrant” and together with the Series A Warrant, the “Warrants”). The Pre-Funded Warrants will be immediately exercisable at an exercise price of $0.005 per Ordinary Share and will not expire until exercised in full. The Series A Warrants will be exercisable upon issuance, will have an exercise price of $1.10 per Ordinary Share (subject to customary adjustments and certain anti-dilution protection) and will have a term of 5.5 years from the date of issuance. The number of Ordinary Shares issuable under the Series B Warrant, if any, is subject to adjustment to be determined pursuant the trading price of the Ordinary Shares following the effectiveness of a resale registration statement that the Company has undertaken to file on behalf the Purchasers, subject to a pricing floor of $0.50 per Ordinary Share, such that the maximum number of Ordinary Shares underlying the Series B Warrants would be an aggregate of 5,563,636 shares.

The Company also entered into a letter agreement (the “Letter Agreement”) with Aegis as lead placement agent, dated October 26, 2023, pursuant to which Aegis agreed to serve as the placement agent for the Company in connection with the Private Placement. The Company agreed to pay Aegis a cash placement fee equal to 8.0% of the gross cash proceeds received in the Private Placement and to pay for expenses of the Purchasers’ and Aegis’ legal counsel in an aggregate amount of up to $75,000.

The securities described herein (the “Securities”) have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from the registration requirements. The Company has agreed to file a registration statement with the Securities and Exchange Commission (the “SEC”) to register the resale of the Ordinary Shares and the Ordinary Shares underlying the Warrants and the Pre-Funded Warrants.

This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Securities, nor shall there be any sale of these Securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The descriptions of the Letter Agreement, the Agreement, the Registration Rights Agreement, the Warrants and Pre-Funded Warrant set forth above are qualified in their entirety by reference to the full text of those documents, which are attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5, respectively.

On October 26, 2023, the Company issued a press release titled “ParaZero Technologies Ltd. Announces Pricing of $5.1 Million Private Placement,” a copy of which is furnished as Exhibit 99.6 to this Report of Foreign Private Issuer on Form 6-K.

EXHIBIT INDEX

Exhibit No.
99.1	Form of Placement Agent Agreement
99.2	Form of Securities Purchase Agreement
99.3	Form of Registration Rights Agreement
99.4	Form of Series A and Series B Warrants
99.5	Form of Pre-Funded Warrant
99.6	Press release titled: “ParaZero Technologies Ltd. Announces Pricing of $5.1 Million Private Placement”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ParaZero Technologies Ltd.

Date: October 26, 2023	By:	/s/ Boaz Shetzer
		Name:	Boaz Shetzer
		Title:	Chief Executive Officer

3